                               IMPORTANT-REMINDER
                                      AIMCO
                             AIMCO PROPERTIES, L.P.
                    c/o River Oaks Partnership Services, Inc.
                                  P.O. Box 2065
                         S. Hackensack, N.J., 07606-2065
                                 (888) 349-2005

                                  June 12, 2000

Dear Unitholder:

     We recently offered to purchase all of the units in your partnership, VMS National Residential Portfolio II (a Participant in VMS National Properties Joint Venture). Our offer presents you with the following two options, which you are free to accept or reject in any combination you like:

          1. You may tender each of your units in exchange for $288.00 (a participant in VMS National Joint Venture) in cash, in which case you may recognize a gain or loss for federal income tax purposes.

          2. You may retain any or all of your units. If you choose to retain any or all of your units, your rights as a holder of units will remain unchanged. You will continue to participate in gains and losses of your partnership, and you will receive distributions, if any, payable in respect of your units.

     The offer was previously scheduled to expire on Tuesday, June 13, 2000. The expiration date has now been extended to Friday, 5:00 p.m., New York City time, on June 26, 2000. Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

     The general partner of your partnership, which is owned by us, has substantial conflicts of interest with respect to the offer. Accordingly, the general partner of your partnership makes no recommendation to you as to whether you should tender or refrain from tendering your units in the offer.

     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the enclosed instructions and the letter of transmittal and the instructions thereto contained as Annex I to the enclosed Supplement and mail or deliver the signed acknowledgment and agreement and any other required documents to River Oaks Partnership Services, Inc., which is acting as the Information Agent in connection with our offer, at the address set forth on the back cover of the Offer to Purchase and the enclosed Supplement. It is only necessary to return the acknowledgment and agreement. If you have already tendered your units in accordance with the original letter of transmittal, Appendix II to the Offer to Purchase, and the original acknowledgment and agreement, you need not take any further action to continue to tender your units. The offer will expire at 5:00 p.m. New York City time on June 26, 2000, unless extended. If you have questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.

                                            Very truly yours,


                                            AIMCO PROPERTIES, L.P.